Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Franny's Manufacturing Inc
1300-B Patton Ave
Asheville, NC 28806
www.frannysfarmacy.com

Up to $535,000.00 in Non-Voting Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Franny's Manufacturing Inc
Address: 1300-B Patton Ave, Asheville, NC 28806
State of Incorporation: NC
Date Incorporated: March 18, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Non-Voting Common Stock
Offering Maximum: $535,000.00 | 267,500 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $300.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Perks* and Investment Bonuses</u>

Early Bird Bonus

First 48 hours - Friends and Family Early Birds | 10% bonus shares

Next 5 days - Early Bird Bonus | 5% bonus shares

Volume perks

$300+ Trucker Cap

$500+ Trucker Cap & T-Shirt

$1,000+ - All the above + 250mg Natural Tincture

$2,500+ - All the aparrel + 500mg Natural Tincture

$5,000+ - All the aparrel + 1000mg Natural Tincture

$20,000+ Frannys Farm Invite + 5% Bonus Shares - investor gets all the above and a stay at Franny's Farm Barnhouse and dinner with Franny & Jeff

$40,000+ Superfan Tour - All the above plus a custom tour of Dispensaries, Manufacturing, Distribution and tour of hemp field. I want to meet these people in person! Who knows if they will follow though or not but it sure is a cool, intriguing concept.

All perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Franny's Manufacturing Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $2 / share, you will receive 110 shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Franny's Manufacturing is the backbone of the Franny's Farmacy Cooperative. The hemp grown at Franny's Farm is processed and sent to the the manufacturing facility that makes all Franny's branded products. These products are held to the highest quality standards of the Hemp and CBD industry and distributed across the U.S. and beyond.

Franny's Manufacturing produces products ready for sale. Manufacturing sells the products wholesale to Distribution at a markup of 20-40% over production cost. Franny's Distribution purchases the products from Manufacturing and then sells them wholesale at a markup of 30% to our wholesale accounts, Dispensaries and online retail business.

Franny's Manufacturing also has white label and private label accounts that it sells wholesale products to. Markup on the white and private label accounts ranges from 30-50% over production cost. White label is finished products without being labeled and sold as wholesale. Private label is finished product with another brands label applied and sold as wholesale.

Franny's Distribution owns the online retail sales and also sells wholesale to the Franchises at a markup of 23%. All Franny's Franchises purchase their inventory from Franny's Distribution. Franny's Distribution also purchases smokable flower directly from Franny's Farm and then sells online and to all of our and franchised dispensaries.

Each business that makes up our vertically integrated series of businesses are separate legal entities. We currently have 7 Corporate entities owned that make up the business: Franny's Farm, (3) Franny's Farmacy Dispensaries, Franny's Manufacturing, Franny's Franchising and Franny's Distribution. Each of the companies have separate bank accounts and accounting methods. Franny's Brand does not currently have a parent company and all companies are of equal legal status in the eyes of the State of North Carolina.

Franny's Farm Inc. DBA Franny's Farm is our farm where we have an Agritourism business and where we grow some of the hemp that goes into our products. Franny's Investments Inc. DBA Franny's Farmacy is our original CBD Dispensary in Asheville, NC. It opened in September 2018 and is located on the north side of downtown Asheville. Hendersonville Farmacy Inc. DBA Franny's Farmacy is our second CBD Dispensary that opened in November 2018 and is located in Hendersonville, NC. Franny's Distribution Inc. is our Distribution Business that opened in November 2018 and is physically located in Asheville, NC. Franny's Manufacturing Inc. is our Manufacturing Company that opened in March of 2019 and is physically located in Asheville, NC. Franny's Franchising Inc. is our parent franchise company that was incorporated in May of 2019 and is located in Asheville, NC. South Asheville farmacy Inc. DBA Franny's Farmacy is our third CBD Dispensary located in South Asheville and it opened in November of 2019.

Franny's Farm is solely owned by Jeff & Franny (100%). Jeff and Franny also own a majority stake in Franny's Investments Inc (80%), Hendersonville Farmacy Inc. (100%), South Asheville Farmacy Inc. (100%), Franny's Distribution Inc. (85%), Franny's Manufacturing Inc. (100%) and Franny's Franchising Inc. (70%) There's 3 equity partners in Franny's Franchising Inc broken down by 2 - 10% ownership each and 1 - 15% owner.

Competitors and Industry

The industry is changing and evolving every day. There are no government regulations currently in place, so the quality standards are set by the industry leaders themselves. There are a lot of companies marketing products that are not tested, nor transparent of the potency/purity of CBD and ingredient sources. It's up to the customer to do the research to find the best products on the market, which is why Franny's is so committed to transparency and accuracy.

Current Stage and Roadmap

Franny's Manufacturing was established in March of 2019 and had immediate success. Franny's branded products have expanded from 3-5 staple product lines to over 50 hemp and CBD products. The result is consumer loyalty that crosses all demographics-evenly distributed across sex, age, income and geographic groups. Franny's Manufacturing currently serves 4 retail stores (dispensaries), numerous wholesale accounts, and thousands of customers across the nation. We expect B2C and B2B growth in 2020, which is why the ramp in resources is so crucial at this time.

The Team

Officers and Directors

Name: Jeff Tacy

Jeff Tacy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO - Principal Executive Officer and Director
  Dates of Service: March 18, 2019 - Present
  Responsibilities: Managing business development.

- **Position:** CFO - Chief Financial Officer
  Dates of Service: March 18, 2019 - Present
  Responsibilities: Manages the business finances.

- **Position:** COO - Chief Operating Officer
  Dates of Service: March 18, 2019 - Present
  Responsibilities: Manage the daily operations.

Other business experience in the past three years:

- **Employer:** Franny's Investments Inc
  Title: CEO - Principal Executive Officer and Director
  Dates of Service: October 15, 2018 - Present
  Responsibilities: Manage business development.

Other business experience in the past three years:

- **Employer:** Hendersonville Farmacy Inc
  Title: CEO - Principal Executive Officer and Director
  Dates of Service: October 29, 2018 - Present
  Responsibilities: Manage daily operations, finances and business development.

Other business experience in the past three years:

- **Employer:** Franny's Distribution Inc
  Title: CEO - Principal Executive Officer and Director
  Dates of Service: October 29, 2018 - Present
  Responsibilities: Manage daily operations, finances and business development.

Other business experience in the past three years:

- **Employer:** Franny's Franchising Inc
  Title: CEO - Principal Executive Officer and Director

Dates of Service: May 28, 2019 - Present
Responsibilities: Manage daily operations, finances and business development.

Other business experience in the past three years:

- **Employer:** Airoway LLC
  Title: Project Manager
  Dates of Service: February 01, 2018 - July 20, 2018
  Responsibilities: Manage the construction of commercial and residential developments throughout Western North Carolina.

Other business experience in the past three years:

- **Employer:** Tupelo Honey Cafe
  Title: Construction Project Manager
  Dates of Service: January 15, 2017 - January 06, 2018
  Responsibilities: Managed the construction of 2 restaurants in Denver, CO and Frisco, TX.

Other business experience in the past three years:

- **Employer:** South Asheville Farmacy Inc
  Title: CEO - Principal Executive Officer and Director
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Business development and operations management.

Other business experience in the past three years:

- **Employer:** Franny's Farm Inc
  Title: CFO
  Dates of Service: December 01, 2012 - Present
  Responsibilities: Manage the finances of the farm.

Name: Frances "Franny" Tacy

Frances "Franny" Tacy's current primary role is with Franny's Farm Inc.. Frances "Franny" Tacy currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: March 18, 2019 - Present
  Responsibilities: She's the face of the company. Public appearances.

Other business experience in the past three years:

- **Employer:** Franny's Farm Inc.
  Title: Owner/Operator
  Dates of Service: December 01, 2012 - Present
  Responsibilities: She runs daily operations.

Other business experience in the past three years:

- **Employer:** Franny's Investments Inc.
  Title: Board Member
  Dates of Service: October 15, 2018 - Present
  Responsibilities: She's the face of the company. Public appearances.

Other business experience in the past three years:

- **Employer:** Hendersonville Farmacy Inc.
  Title: Board Member
  Dates of Service: November 12, 0018 - Present
  Responsibilities: She's the face of the company. Public appearances.

Other business experience in the past three years:

- **Employer:** South Asheville Farmacy Inc.
  Title: Board Member
  Dates of Service: November 12, 2019 - Present
  Responsibilities: She's the face of the company. Public appearances.

Other business experience in the past three years:

- **Employer:** Franny's Distribution Inc.
  Title: Board member.
  Dates of Service: October 15, 2018 - Present
  Responsibilities: She's the face of the company. Public appearances.

Other business experience in the past three years:

- **Employer:** Franny's Franchising Inc.
  Title: Board Member.
  Dates of Service: April 15, 2019 - Present
  Responsibilities: She's the face of the company. Public appearances.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the CBD, Hemp or Cannabis industries. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or

ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Related Party Risk
This company relies on several related entities which may make decisions that are not in the interest of this entity. With common ownership interest between the various related companies the owners reserve the right to make decisions that may or may not be in the best interest of this company.

Regulatory Risks
New federal and state regulations could present a new set of challenges for the Manufacturing business in the future. The manufacturing of CBD and hemp related products are currently unregulated. In anticipation of new regulations we've made sure that our manufacturing facility and processes are cGMP compliant.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeff Tacy	750,000	Common Stock	50.0
Frances "Franny" Tacy	750,000	Common Stock	50.0

The Company's Securities

The Company has authorized Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 267,500 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 1,500,000 with a total of 1,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Non-Voting Common Stock

The amount of security authorized is 1,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $18,148.00
  Number of Securities Sold: 1,000
  Use of proceeds: Operating expenses
  Date: March 18, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $14.99
  Number of Securities Sold: 1,499,000
  Use of proceeds: operating expenses
  Date: January 23, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Franny's Manufacturing was started in March of 2019. It started as a new business where we had to build the facility, stock the ingredients, develop our products and build our team. During 2019 we spent the majority of the year investing in building the company. We did manage to create roughly 42 branded products that were sold to the Distribution business and some wholesale accounts. The company did finish the year with an operating loss.

Foreseeable major expenses based on projections:

Purchasing equipment will be the single largest expense. Payroll and employee benefits will be second to that. Cost of goods sold is major expense but it is variable and consistent with sales.

Future operational challenges:

Manufacturing has already proven to be a tough business. It has a number of moving parts and variables. Finding the right balance of equipment purchases, staffing and inventory has been challenging.

New federal and state regulations could present a new set of challenges for the Manufacturing business. All of our facilities are in the process of becoming cGMP compliant so we will be ready for any new regulations.

Future challenges related to capital resources:

With smart growth we don't see many challenges related to capital resources. Our plan is to grow the company as the demand for products increases.

Future milestones and events:

Raising the money through this campaign will be huge for the Manufacturing business. It will provide funds for new equipment, staffing and expansion. As we acguire new equipment and more staff our efficiencies will improve and we will have the capacity to increase production and take on new business.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Franny's Manufacturng has been financially supported by the owners and through sales to the Distribution Company. In the past few months, the Manufacturing business has made enough sales to cover operating expenses and turn a small profit. The business has recently contracted its first white and private accounts therefore helping with the bottom line.

Franny's Franchising Inc. has sold its first few franchises, which also adds to the bottom line of the Manufacturing business. Our Sales and Marketing team continues to solicit and close new wholesale accounts (B2B), while also growing online retail sales (B2C). All are contributors to the success and growth of the vertically integrated family of companies.

Franny's Manufacturing has a debt of $14,000 owed to the owners of the company. The loan does not bear interest and no loan repayment plans have been established. Manufacturing does not currently have any other outstanding debt with a bank or credit facility.

The company current has around 38k on hand. As we raise more funds through the campaign we will strategically draw and make use of the funds. The Owners have access to more capital if necessary.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

This business was established and operational in March 2019 and is currently financially stable. As a result, the campaign funds are not critical to the survival of the company.

The campaign funds will provide capital to help grow the business quicker than it could without such funds. The money will be used to expand the facility, purchase equpment and hire additional staff.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The campaign funds are not critical to the survival of the company. Moving forward the company will be funded through a combination of future sales and the campaign funds. We did roughly 220k in sales in 2019 and if we hit our goal the campaign will raise 535k. My goal is to build sales in 2020 to equal the amount of the campaign funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Franny's Manufacturing does not need the campaign funds to continue to operate. The purpose of the campaign is to expand existing operations.

Expenses currently include: payroll, employee benefits, rent, utilities, cost of goods sold, and vendor contracts. The current (October 2019) monthly expense budget is right around $30k. Sales for the same period were $40k.

Because the campaign funds will be used mostly for equipment purchasing and expansion, we don't expect the monthly budget to increase significantly. We do anticipate increasing the monthly budget moderately by adding new staff.

If we only raise the minimum of 10k the business will continue to be funded throught the sales of the company and can be sustained for 1-2 years. The 10k would be used to purchase equipment.

How long will you be able to operate the company if you raise your maximum funding goal?

Based on current monthly overhead and considering some growth projections the campaign funds will allow the company to stay in operation for the next 2-3 years.

Expenses currently include: payroll, employee benefits, rent, utilities, cost of goods sold, and vendor contracts. The current (October 2019) monthly expense budget is right around $30k. Sales for the same period were $40k.

Since the campaign funds will be used mostly for equipment purchasing and expansion we don't expect the monthly budget to increase significantly. We do anticipate increasing the monthly budget moderately by adding new staff.

If we hit our funding goal of 535k we will be able to purchase the new equipment and operate the company for 2-3 years. At 2 years it would add 22k/month to our monthly budget and at 3 years it would add just 15k per month. We will also have our ongoing sales to help cover operating expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At this time we don't have plans raise additional capital. However, we are open to bringing in an equity investment and selling a portion of the company.

Indebtedness

- **Creditor:** Jeff & Frances Tacy
  Amount Owed: $14,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2020

Related Party Transactions

- **Name of Entity:** Jeff and Franny Tacy
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Jeff and Franny Tacy have a majority stake in a number of corporations that make up our system of Vertical Integration.
  Material Terms: Our vertically integrated systems consists of: Franny's Farm Inc., Franny's Manufacturing Inc., Franny's Distribution Inc., Franny's Franchising Inc., Franny's Investments Inc., Hendersonville Farmacy Inc. and South Asheville Farmacy Inc.

- **Name of Entity:** Franny's Distribution Inc
  Names of 20% owners: Jeff and Franny Tacy
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Jeff and Franny own a majority stake in Franny's Distribution.
  Material Terms: Franny's Distribution purchases finished products from Franny's Manufacturing. There's an average of 30% mark-up from Manufacturing to Distribution.

- **Name of Entity:** Franny's Franchising Inc.
  Names of 20% owners: Jeff and Franny Tacy
  Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Franny's Franchising owns the rights to all Franchises.
Material Terms: All franchises purchase products from Franny's Distribution.

- **Name of Entity:** Franny's Investments Inc.
  Names of 20% owners: Jeff and Franny Tacy
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Jeff and Franny own a majority stake in Franny's Investments Inc.
  Material Terms: Franny's Investments Inc owns the Franny's Farmacy CBD Dispensary located at 211 Merrimon Ave, Asheville, NC 28801. Franny's Farmacy purchases products from Franny's Distribution.

- **Name of Entity:** Hendersonville Farmacy Inc.
  Names of 20% owners: Jeff and Franny Tacy
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Jeff and Franny own a majority stake in Hendersonville Farmacy Inc. Hendersonville Farmacy Inc. owns the Franny's Farmacy located 128 Henderson Crossing Plaza, Hendersonville, NC 28792.
  Material Terms: Franny's Farmacy purchases product from Franny's Distribution Inc.

- **Name of Entity:** South Asheville Farmacy Inc.
  Names of 20% owners: Jeff and Franny Tacy
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Jeff and Franny own a majority stake in the South Asheville Farmacy Inc.
  Material Terms: Franny's Farmacy purchases product from Franny's Distribution Inc.

- **Name of Entity:** Franny's farm Inc
  Names of 20% owners: Jeff and Franny Tacy
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Franny's Farm Inc. grows CBD plants.
  Material Terms: The plants grown at Franny's Farm have 2 usable parts. The top-cut flower is sold to Franny's Distribution Inc. Franny's Distribution sells the flower to the dispensaries, wholesale accounts and retails online. The plant biomass is sold to Lux Botanics and is processed in to crude oil, distillate and isolate. The distillate and isolate are then sold to Franny's Manufacturing Inc. and used in our Franny's Farmacy branded products. Lux uses the crude oil to make tinctures that are sold to Franny's Distribution Inc and Franny's Manufacturing Inc.

- **Name of Entity:** Jeff & Frances Tacy

Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Debt of $14,000.
Material Terms: Franny's Manufacturing Inc. has an outstanding debt of $14,000 owed to Jeff & Frances Tacy. The debt does not bear interest and no repayment terms have been established. Jeff & Frances intend to use the campaign funds to repay the debt.

Valuation

Pre-Money Valuation: $3,000,000.00

Valuation Details:

The the Company set its valuation internally, without a formal-third party independent valuation. Our Pre-Money Valuation methodology takes a commonly used approach based on Income. The Income Approach converts expected future cash flows to a present value.

This is a new business that started at zero in March 2019 and sold 165k by the end of the year. In the past few months we've built a new website that is launching in the next few weeks which will further drive our online sales, wholesale sales, franchise sales, white label and private label sales.

In the past few months we've opened 1 new corporate dispensary and sold 6 new franchise dispensaries. Using the numbers from our existing dispensaries we know that each new store should sell between 500k and 800k of retail sales annually. Franny's Distribution sells wholesale to the dispensaries at 50% of MSRP and Franny's Manufacturing sells wholesale to Franny's Distribution at 70% of the 50%. With 6 new stores in 2020 we project adding 175-280k per store of wholesale business running through the Manufacturing business. That's a total gross range of $1,050,000 - $1,680,000.

Manufacturing has a profit margin of 30% of wholesale cost. When we add the current sales with the sales of the new dispensaries we will have a gross of $1,215,000 - $1,845,000 and a potential profit of $364,500 - $553,500 before expenses.

We plan to sell 10-30 more franchises in 2020 therefore adding more wholesale business to the Manufacturing business. We intend to use the money raised in this campaign to purchase equipment increase our manufacturing efficiency with the goal of increasing the profitability.

We are always working to land new private and white label accounts. As more retailers and online stores open we have a good potential of picking up a substantial amount of new accounts and business.

We're basing our pre-money valuation on the projected income of the company. With 2020 sales projections hitting upwards of 1.8 million and considering the other mergers and acquisitions this industry is seeing, we are conservatively valuing the company at 3 million dollars.

In consideration of the unique industry growth there has been super high valuations for companies that have gone through acquisitions. With the growth and interest in our brand, we plan to be on the same track as those other companies that have been acquired for historically high valuations. Our vertical integration with all of our companies working in unison give us a unique and strong position in the national market.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Marketing*
  14.0%
  We will use marketing to gain new white label, private label and drop-ship accounts.

- *Research & Development*
  10.0%
  We will use this portion of the funds to develop new products to offer in our stores.

- *Working Capital*
  40.0%
  This portion will be used to purchase new equipment with the goal of making things faster.

- *Company Employment*
  15.0%
  We will use this portion to hire and train new staff.

- *Inventory*
  14.0%
  We will use this portion to increase our inventory of ingredients and packaging.

If we raise the over allotment amount of $535,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Marketing*
  14.0%

We will use marketing to gain new white label, private label and drop-ship accounts.

- *Research & Development*
  10.0%
  We will use this portion of the funds to develop new products to offer in our stores.

- *Working Capital*
  40.0%
  This portion will be used to purchase new equipment with the goal of making things faster.

- *Company Employment*
  15.0%
  We will use this portion to hire and train new staff.

- *Inventory*
  14.0%
  We will use this portion to increase our inventory of ingredients and packaging.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.frannysfarmacy.com (https://frannysfarmacy.com/blog/page/2/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/frannys-manufacturing

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Franny's Manufacturing Inc

[See attached]

FRANNY'S MANFACTURING INC

FINANCIAL STATEMENTS
INCEPTION (MARCH 6, 2019) TO DECEMBER 31, 2019

(Expressed in United States Dollars)

INDEX TO COMBINED FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Franny Manufacturing Inc
Ashville, North Carolina

We have audited the accompanying financial statements of Franny's Manufacturing Inc (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, stockholders' equity, and cash flows for the period from inception (March 18, 2019) to December 31, 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the consolidated financial statements, the Company's recurring losses from operations, insufficient cash flows generated from operations and need to obtain additional capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Franny's Manufacturing Inc as of December 31, 2019, and the results of its operations and its cash flows for the period from inception (March 18, 2019) to December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

SetApart FS

April 25, 2020
Los Angeles, California

As of December 31,		2019
ASSETS		
Current Assets:		
Cash & cash equivalents	$	614
Inventories		29,194
Total current assets		**29,809**
Property and equipment, net		8,541
Total assets	$	**38,349**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Shareholder loan	$	14,000
Total current liabilities		**14,000**
Total liabilities		**14,000**
STOCKHOLDERS' EQUITY		
Common Stock		36,148
Additional paid-in capital		-
Retained earnings/(Accumulated Deficit)		(11,799)
Total stockholders' equity		**24,349**
Total liabilities and stockholders' equity	$	**38,349**

See accompanying notes to financial statements.

For Inception (March 18, 2019) to December 31,		2019
Net revenue	$	165,599
Cost of goods sold		129,309
Gross profit		36,289
Operating expenses		
General and administrative		48,088
Total operating expenses		48,088
Operating income/(loss)		(11,799)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(11,799)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	$	**(11,799)**

See accompanying notes to financial statements.

Franny's Manufacturing INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Inception (March 18, 2019) to December 31,

(in thousands, $US)	Common Stock		Retained Earnings / (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount		
Balance—March 6, 2019 (Inception)	-	$ -	$ -	$ -
Net income/(loss)		-	(11,799)	$ (11,799)
Issuance of common shares	1,000	36,148	-	$ 36,148
Balance—December 31, 2019	**1,000**	**$ 36,148**	**$ (11,799)**	**$ 24,349**

See accompanying notes to financial statements.

For Inception (March 18, 2019) to December 31,		2019
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(11,799)
Adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities:		
Depreciation of property		1,260
Changes in operating assets and liabilities:		
Inventory		(29,194)
Net cash provided/(used) by operating activities		**(39,733)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(9,800)
Net cash provided/(used) in investing activities		**(9,800)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Notes		14,000
Issuance of Common Shares		36,148
Net cash provided/(used) by financing activities		**50,148**
Change in cash		614
Cash—beginning of year		-
Cash—end of year	$	**614**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-

See accompanying notes to financial statements.

All amounts in these Notes United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Franny's Manufacturing Inc was formed on March 6, 2019 ("Inception") in the State of North Carolina. The financial statements of Franny's Manufacturing Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Ashville, North Carolina.

Franny's Manufacturing is the backbone of the Franny's Farmacy Cooperative. The hemp grown at Franny's Farm is processed and sent to the manufacturing facility that makes all Franny's branded products. These products are held to the highest quality standards of the Hemp and CBD industry and distributed across the U.S. and beyond.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash include all cash in banks and cash on hand. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy. The Company has no cash equivalents as of December 31, 2019.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Leasehold Improvements	Lesser of lease term or 15 years
Furniture and equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Franny Manufacturing Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and North Carolina state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue upon delivery of goods to customers since at this time performance obligations are satisfied.

Operating Leases

Operating leases relate to warehouse space, and office space, which generally contain rent escalation clauses, rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally four to five years based on the initial lease term, plus first renewal option periods that are reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019
Raw Materials	$ 14,478
Work in Process	-
Finished Goods	14,716
Total Inventories	**$ 29,194**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2019	
Leasehold Improvements	$	6,993
Furniture and equipment		2,807
Property and Equipment, at Cost		9,800
Accumulated depreciation		(1,260)
Property and Equipment, Net	**$**	**8,541**

Depreciation expense for property and equipment for the period from inception (March 18, 2019) to December 31, 2019 totaled $1,260.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital as of December 31, 2019 consisted of 1.5 million shares designated as $0 par value common stock. As at December 31, 2019, 1,000 shares were issued and outstanding.

6.   INCOME TAX

The provision for income taxes for the year ended December 31, 2019 consists of the following:

As of Year Ended December 31,	2019	
Current Tax Provision:		
Federal	$	-
State		-
Total	$	-
Deferred Tax Provision:		
Federal	$	2,473
State		294
Total	**$**	**2,767**
Valuation Allowance		(2,767)
Total provision for income taxes	**$**	**-**

Significant components of the Company's permanent book to tax differences at December 31, 2019 are as follows:

As of Year Ended December 31,	2019	
Meals	$	23
Total permanent differences	**$**	**23**

Significant components of the Company's deferred taxes at December 31, 2019 are as follows:

As of Year Ended December 31,		2019
Excess depreciation of property	$	(473)
Net operating loss carryforwards		3,241
Valuation Allowance		(2,767)
Net deferred tax asset (liability)	$	-

The following is the reconciliation of statutory to effective tax rate for fiscal years ended December 31, 2019 and December 31, 2018:

As of Year Ended December 31,		2019	%
Income tax at federal statutory rate	$	(2,478)	21%
State taxes, net of federal benefit		(345)	3%
Permanent Difference - meals		5	0%
Excess depreciation of property		(423)	4%
NOL, net of valuation allowance		3,241	-27%
Income tax provision (benefit)	$	0	0%

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

Based on federal tax returns filed, or to be filed, through December 31, 2019, we had available approximately $13,790 in U.S. tax net operating loss carryforwards, pursuant to the Tax Act, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and state jurisdictions for each year in which a tax return was filed.

7. DEBT

During fiscal year 2019, the Company has received a shareholder loan in the amount of $14,000. The loan has no interest rate and no maturity date has been set. As of December 31, 2019, outstanding balance of shareholder loan amounts to $14,000 and complete amount is classified as short term loan.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The company entered a rental lease agreement with ELL MTN. BUSINESS ASSOCIATES, LLC for. Lease commences on March 11, 2019 and expires on March 10, 2020. The first month rent was prorated to $880.65. The aggregate minimum lease payments under operating leases in effect on December 31, 2019, are as follows:

As of Year Ended December 31, 2019		
2020	$	3,900
2021		-
2022		-
2023		-
Thereafter		-
Total future minimum operating lease payments	**$**	**3,900**

Rent expense for the period from inception (March 18, 2019) to December 31, 2019 was $13,000.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2019, CBD regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. RELATED PARTY TRANSACTIONS

During fiscal year 2019, the Company has received a shareholder loan in the amount of $14,000. The loan has no interest rate and no maturity date has been set. As of December 31, 2019, outstanding balance of shareholder loan amounts to $14,000 and complete amount is classified as short term loan.

During fiscal year 2020, the Company has received several loans from related party Franny's Distribution in total amount of $49,000. The loans have no interest rate and no maturity date has been set.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 25, 2019, the date the financial statements were available to be issued.

On January 24, 2020, the company amended its articles of incorporation to issue 1,500,000 shares of voting common stock and 1,500,000 shares on non-voting shares of common stock.

During fiscal year 2020, the Company has received several loans from related party Franny's Distribution in total amount of $49,000. The loans have no interest rate and no maturity date has been set.

Subsequent to December 31, 2019, the Company continued to sell 42,131 shares of non-voting common stock through its Regulation CrowdFunding ("Reg CF") on StartEngine, LLC. The Company recognized gross proceeds of $79,378 and had a subscription receivable of $21,320 related to the sale of these shares as April 24, 2020. In connection with this offering, the Company incurred offering costs of $18,343.58, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and had an accumulated deficit of $11,799 and limited liquid assets with just $614 of cash as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Franny's Manufacturing
Seed to Shelf, Hemp and Health




🌐 Website   📍 Asheville, NC   MANUFACTURING

Simply stated Franny's Manufacturing is producing some of the best quality products in the industry. We're offering customers a quality product at an affordable price. By controlling every step of the process from seed to shelf, we ensure that every customer enjoys a safe, natural, self-regulated CBD experience.

$109,348 raised ⓘ

219	1
Investors	Days Left
$2.00	$3M
Price per Share	Valuation
Equity	$300.00
Offering Type	Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates ²   Comments   ♡ Follow

Reasons to Invest

- We've experienced a significant amount of growth in the past 10 months with a process that ensures a consistent, high quality product due to vertical integration in every step of the process

- Our Manufacturing Facility has developed and mastered recipes and manufacturing systems for over 50 Franny's branded products

- From the founders who successfuly raised $535k with two prior fully oversubscribed Reg CF raises.

Bonus Rewards

Get rewarded for investing more into Franny's Manufacturing

$300+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program

please see the Offering Summary section below.

OUR STORY

Meet Franny, the "Hippie in High Heels"

From a young age, Franny knew she was destined for farm life. After a career in the pharmaceuticals industry left her wanting more, at 41 years old, Franny did what few have the courage to do: she jumped. Franny and her family bought land in Leicester and went to work literally building her dreams from the ground up.



After three long years of working both jobs, doing whatever it took to see those dreams realized, she was able to leave the corporate world and pour herself into Franny's Farm full time. In 2017, Franny became the first female hemp farmer in North Carolina, and ever since, she's been taking the scene by storm.


Franny's
FARMACY
DOG TREATS
Gluten Free
100mg Hemp Extract / 8 oz.

THE PROBLEM

$300+
Investment
First Tier
$300+ Trucker Cap

$500+
Investment
Second Tier
$500+ Trucker Cap & T-Shirt

$1,000+
Investment
Third Tier
$1,000+ - All the above + 250mg N
Tincture

$2,500+
Investment
Fourth Tier
$2,500+ - All the aparrel + 500mg N
Tincture

$5,000+
Investment
Fifth Tier
$5,000+ - All the aparrel + 1000mg
Natural Tincture

$20,000+
Investment
Sixth Tier
$20,000+ Frannys Farm Invite + 5%

Navigating the CBD market is overwhelming for consumers

Based on the feedback we often receive from our dispensary and online customers...consumers are responding positively to an increased access to CBD products and are turning to CBD to address a variety of ills, including pain relief, stress management and insomnia. We stay focused on offering a number of educational opportunities and consistently quality products in our best effort to help consumers navigate the market.



For consumers, choosing a trustworthy brand can be daunting when there are so many unregulated options available. With the absence of federal rules around CBD, consumers are looking for the assurance that the CBD they are buying is a reliable, quality product.



THE SOLUTION

We believe that relying on local, organic

Bonus Shares - investor gets all th
above and a stay at Franny's Farm
Barnhouse and dinner with Franny

$40,000+

Investment

Seventh Tier

$40,000+ Superfan Tour - All the a
plus a custom tour of Dispensarie
Manufacturing, Distribution and t
hemp field. I want to meet these p
in person! Who knows if they will f
though or not but it sure is a cool
intriguing concept

We believe that relying on local, organic ingredients and a system of checks in the products process ensures the quality and consistency of our products

All Franny's Farmacy branded products are manufactured in small custom-made batches right in Asheville, NC. We control every step of the process from seed to shelf, allowing us to make sure the ingredients, finished product, and everything in between is up to our standards.



Our proprietary recipes and techniques give us a distinct advantage over the competition. Every product starts with all natural and mostly organic raw ingredients and time and time again we hear from our customers about the superior quality of our brand and products.



OUR TRACTION

We now have over 50 branded products and we saw a significant amount of growth in less than a year

Our Manufacturing Facility has developed and mastered recipes and manufacturing systems for over 50 Franny branded products. Our products have become so popular that we're now producing products for other labels and brands. Our white label and private label business is always expanding and we've experienced significant growth in the past 10 months. White and private labels means we sell our products to other brands without out Franny's label.



Franny's FARMACY
HEMP OIL
250mg Full Spectrum
Peppermint Flavor
1 oz. / 30 ml
Franny's FARMACY
HEMP OIL
250mg Full Spectrum
Natural Flavor
1 oz. / 30 ml
Franny's FARMACY
HEMP OIL
1000mg Full Spectrum
Peppermint Flavor
1 oz. / 30 ml
Franny's FARMACY
HEMP OIL
500mg Full Spectrum
Natural Flavor
1 oz. / 30 ml
Franny's FARMACY
HEMP OIL
500mg Full Spectrum
Peppermint Flavor
1 oz. / 30 ml

As our products enter new markets and get in the hands of loyal customers, we believe the interest and loyalty only grows. We've grown our business from being a local to a national player in the space and have expanded our products to include a new Pet Line, Women's Line, Edible Line, Baby Line, and Men's Line.



Franny's FARMACY
CBD GUMMIES



And our team that knows a thing or two about Equity Crowdfunding!

Franny's Distribution Inc, which provides the wholesale and retail supply chain successfully oversubscribed their two offerings, **raising a total of $535k from 840 investors.**

$535k | 840 investors
From the founders of two fully oversubscribed
Regulation CF Offerings

THE MARKET

Since the passage of the 2018 Farm Bill, CBD products have exploded in both popularity and retail presence

Retail sales of CBD in the United States are expected to surpass $1 billion in 2019 – a 133% increase over 2018 sales – and might eclipse $10 billion by 2024, according to projections from the newly released 2019 Hemp & CBD Industry Factbook. Hemp Industry Daily projects retail CBD sales will increase to $10.3 billion by 2024, a five-year compound annual growth rate of 54%.



Annual U.S. Hemp-Derived CBD Retail Sales Estimates: 2019-2024

Source: 2019 Hemp Business Factbook
Copyright 2019 Hemp Industry Daily, a division of Anne Holland Ventures Inc. All rights reserved.

There's an incredible opportunity to continue to grow our businesses and we believe we are positioned perfectly. When you look at the projections of the industry it is easy to see that even a small market share can add up to a huge amount of sales.



WHAT WE DO

Setting the bar for CBD products, packaging, and overall experience

We use the best labels available on the market, all of which contain QR codes that link directly to our product COA's. We package many of our products in reusable glass jars with minimal packaging. We source our raw ingredients from local farms whenever possible and we use almost all organic and certified organic ingredients in all of our products.



We offer a wide range of products made available online through our easy-to-navigate website that is both smart phone friendly and tablet compatible. We have a staff dedicated to customer service, flat rate shipping, and a 100% guarantee with every product we offer.



Franny's
FARMACY
CBD Face Mask | Anti-Aging
200 mg Full Spectrum
8 oz. / 240 ml
Hemp Body Butter
2 oz. / 60 ml

Frannys Distibution *vs* Frannys Manufacturing

Frannys Manufacturing creates the products and sells them either through the **wholesale or retail supply chain.** Frannys Distribution produces the wholesale products which then get sold to dispensaries and other wholesale clients.

THE BUSINESS MODEL

We sell a local product to a national market

Franny's Manufacturing is a critical component in the Franny's Farmacy vertically integrated supply chain. This is where the magic happens! All Franny's Farmacy branded products are manufactured in small custom-made batches right in Asheville, NC. Our finished products are made available in an easily-navigable online store to a national market for flat-rate shipping.




Franny's
FARMACY
Franny's
FARMACY
ASHEVILLE - NORTH CAROLINA
WWW.FRANNYSFARMACY.COM
HEMP BEARD OIL
4 oz. / 120 ml

HOW WE ARE DIFFERENT

Our vertically integrated system makes for reliable products that have consumers coming back

Franny's is a vertically integrated CBD company, and this is important for two reasons. First, with no manufacturing middleman, we're able to offer our customers a quality product at a reasonable price. Second, we prioritize the product itself, ensuring that every customer enjoys a safe, natural, self-regulated CBD experience.


Franny's
FARMACY
HEMP CONDITIONER
NOURISH & REJUVENATE
8 fl oz / 240 ml
Franny's
FARMACY
SEED TO SHELF, HEMP AND HEALTH
HEMP SHAMPOO
NOURISH & REJUVENATE
8 fl oz / 240 ml

We're run by farmers committed to our employees, customers and businesses making up our supply chain. It can be challenging to be unique in an industry moving so fast and with so many new products hitting the market, but we've been fortunate with the quality of our Branding and Products.



THE VISION

We plan to meet the growing excitement for CBD with our quality products and reach consumers in the global market

Cannabis and CBD represent . With the strength of our Brand we plan to keep expanding into new markets throughout the United States and eventually into other countries.



OUR TEAM

A team founded and grounded with morals, ethics and transparency

With Franny and Jeff at the helm and surrounded by a team of professionals, you can be confident that they will strive to make the most or every business opportunity. Our team consists of members dedicated to marketing, advertising, shipping and manufacturing.



We've proven our business prowess over and over again through the amazing success we achieved in the CBD and Hemp industry. At the core, we all operate with the highest and best intentions.

Now is the time to get in on the booming CBD industry

This is where we get down to business and ask for your support. Our manufacturing business has been making Franny's products since March 2019 and we're looking to expand our operations. Your stock purchase in our campaign will help us purchase more equipment, expand our production facilities and hire more great staff.



We're offering a unique opportunity to own a piece of an exciting and growing Brand in the CBD and Hemp Industry. We're confident in the future of our brand and products. We hope you join us in the journey and help support our vision.

Franny's Vertical Integration

Each business that makes up our vertically integrated series of businesses are separate legal entities. We currently have 7 Corporate entities owned that make up the business: Franny's Farm, (3) Franny's Farmacy Dispensaries, Franny's Manufacturing, Franny's Franchising and Franny's Distribution. Each of the companies have separate bank accounts and accounting methods. Franny's Brand does not currently have a parent company and all companies are of equal legal status in the eyes of the State of North Carolina.

Franny's Investments Inc. DBA Franny's Farmacy is our original CBD Dispensary in Asheville, NC. It opened in September 2018 and is located on the north side of downtown Asheville. Hendersonville Farmacy Inc. DBA Franny's Farmacy is our second CBD Dispensary that opened in November 2018 and is located in Hendersonville, NC. Franny's Distribution Inc. is our Distribution Business that opened in November 2018 and is physically located in Asheville, NC. Franny's Manufacturing Inc. is our Manufacturing Company that opened in March of 2019 and is physically located in Asheville, NC. Franny's Franchising Inc. is our parent franchise company that was incorporated in May of 2019 and is located in Asheville, NC. South Asheville farmacy Inc. DBA Franny's Farmacy is our third CBD Dispensary located in South Asheville and it opened in November of 2019.



Franny's Manufacturing Launches!

Mandy left her successful natural wellness and body care business and joined the team as Director of



Honey Sticks

Purchased honey stick



Launched Mens Line



Launched Shampoo and Conditioner



Launched Startengine Campaign



Manufacturing and Patty moved from Distribution to begin her dream job, making cannabis products!

March 2019

April 2019

Shannon Joins the team!

Shannon was our first real hire specifically for our manufacturing business.

filling machine and launched our own honey sticks.

May 2019

June 2019

Launched 3 New Product Lines.

Added key products to enhance our diversity.

Added our men's line with beard comb/shaving sets.

July 2019

September 2019

Launched Gummies!

After months of R&D we launched out Gummies!

Added Shampoo and Conditioner to our Personal Care Line.

October 2019

October 2019

PHARMACY

Launched White & Private Label, Drop Ship Program

You can have our quality products with your label. We'll manufacture your products and ship them directly to you.

Campaign

Now you can own a piece of our business!

January 2020

April 2020

GMP Certification

Anticipated GMP completion and applying for certification. (ANTICIPATED)

In the Press











PBS NEWS HOUR | WNC MAGAZINE | Chicago Tribune | A | NATIONAL INVESTOR NETWORK

SHOW MORE

Meet Our Team









Franny Tacy

Owner, Board Member

Franny is a board member but does not manage daily operations. Franny is the first female hemp farmer in NC and has entered the scene with a force behind education and collaboration. The story begins at their farm in Asheville and now Franny is co-owner of their vertically integrated hemp business Franny's Farmacy. They grow, process, manufacture and distribute their branded product lines to their dispensaries, wholesale and online customers in every state. Franny also participates in the hemp Research Trials with NC State and is a founder of the non-profit Women in Hemp non-profit. She has degrees and work experience in Forestry and Education and worked in the pharmaceutical industry for over a decade. She has been in Asheville since 1999. Along with husband Jeff and son Zach, friends and family, they built their family farm in winter of 2012. It now serves as an agritourism hub welcoming visitors from all over the world to stay over in one of their many lodging options, celebrate a farm wedding and do yoga with goats.

Farmer Franny is on a mission to share her hemp knowledge and is paving the way for farmers in her state and beyond. Look for her TedX talk, listen and learn about the obstacles she faced growing a crop that is federally illegal and how it's turning into a positive movement for "Women in Hemp," hemp growers, artisans processors and businesses with aligned "farmer focused" values. Franny and husband Jeff have opened multiple CBD Dispensaries, called Franny's Farmacy, and are now offering franchises. They are taking their hemp from plant to processing to product offering tinctures, topicals, smokeables, vap hardware, edibles, pet line and more. Seed to Shelf ~ Hemp and Health!

Franny's Farm Inc is her primary job. She works with the issuer 10 hours a week.



Jeff Tacy

Chief Executive Officer, Chief Financial Officer, Chief Operating Officer

Jeff is responsible as the executive manager for everything Franny. He keeps the books, manages cash flow, evaluates company and employee performance. He also works on planning the growth strategy while evaluating the industry as a whole.

Farming's in his blood. At the age of 4, Jeff lived on a homestead farm with a garden, pigs, chickens, geese and a family horse. A few years later he upgraded to a full scale dairy farm. "We milked 150 head of cattle twice a day and put up thousands of hay bales per year. I loved the constant need to keep busy and the fresh unpasteurized milk was one of my favorites."

Economic challenges in the 1980's lead to the sale of the farm. Jeff went to college in Syracuse, NY and earned a BS Environmental Studies. The next 8 years of his life were spent trying to advance his career. After a stint in the military he transitioned to a state and local governments position in land-use and zoning. He has a General Contractor's License and built, owned and operated a restaurant for several years.

"I'm huge into all things foodie but sold the restaurant and started my Contracting business. I completed my Master's in Engineering and work full time as a Project Manager while also facilitating the farm dream."

Franny's manufacturing is his primary job. Jeff spends 10-15 hours per week performing his duties for the company.











Mandy Overstreet
Manufacturing Director

Mandy spends at least 40 hours per week managing production, ensuring quality control and general operations.

I spent the first part of my life in Alpharetta, GA, and then moved to Athens, GA when I was in high school. I stayed there for college, and graduated from the University of Georgia with a degree in Financial Planning. My husband Walker and I decided to move to Asheville shortly after college as we loved everything this wonderful town has to offer. While working in the financial industry and then in marketing, I started my own business on the side. My business was called Mandelin Naturals, and I focused on making natural bath and body products. After my first two sons were born (I have three total), I decided to quit my normal 9-5 and focus on my business full time. It was through this business that I met Franny and Jeff Tacy, vending at an event on their farm called Barnaroo. As Franny's Farmacy took off, I began to do more and more business with them on their topical line. They asked me to join the team in April as the Manufacturing Director, and I was more than happy to accept! I am a huge believer in the healing benefits of hemp, and could not think of a company that better represents my values and beliefs than Franny's Farmacy.

Michael Carlson
Vice President of Sales and Marketing

Michael spends an average of 10-15 hours per week managing sales and marketing for the manufacturing business. The rest of his time (30-40 hours/week) is spent doing sales and marketing for the wholesale and online business.

I am thrilled to join the Franny's Farmacy team as Vice President of Sales & Marketing. We are committed to supporting the health and wellness of our customers and community through our innovative organic farm; network of principled partner producers and institutions; and traceable seed-to-shelf hemp and CBD products.

Historically, I have a wide-ranging background in business development. I cut my teeth at the world's largest language services company, TransPerfect, opening a regional office and helping grow it to over 30 employees, with exponential revenue growth over that 8 year period. From there, I followed my passion for technology and grew several software companies in areas like B2C personalization, B2B Account-Based Marketing, Employee Engagement, Recruiting, and Workflow Optimization. I am skilled in Search Engine Optimization (SEO), Sales, Marketing, Management, Software as a Service (SaaS), and Corporate Partnership Development.

Ever the analytical, data-driven mind - I also have a Bachelor of Science in Mechanical Engineering from Northern Illinois University.



Patty Lemone
Production Manager

Patty works 40+ hours per week as the production manager. She's responsible for production and quality control under the supervision of Mandy.

I've called the beautiful mountains of WNC my home for almost twenty nine years! I am a proud mother of two children, along with a menagerie of rescue pets. I grew up on a small farm in Weston, Connecticut. I come from a large family which has nurtured my love for plants, animals and cooking.

I've been an advocate for cannabis for as long as I can remember. When this industry opened its doors, I immediately dove in. Being a Horticulturist, I truly understand all of the benefits of this multipurpose plant. With a heart full of empathy, I know I could fulfill my dream of helping others. From being diagnosed with fibromyalgia, bilateral carpal tunnel, and osteoarthritis, this has only further enhanced my love of healthy eating. I've also begun making my own tinctures and an array of tasty edibles.

I've been with Franny's Farmacy for well over a year now, and I can honestly say it has been a wonderful experience! I've had the pleasure of working in the dispensaries, along with the construction of new facilities, and even starting up the distribution center. I now reside in manufacturing where the magic happens. I can honestly say "I love my job!"

Chase Jacobus
Production Associate

Chase works 40+ hours per week making Franny's Farmacy products.

I reached out to the Franny's Farmacy brand after getting out of the military and not being satisfied with where I was working or what career I was working towards. I found the Franny's website and immediately fell in love with the people and the brand. I made it my goal to try to work with Franny's in any way I could. I moved up to the farm in May of 2019 and worked on the farm all summer until after harvest. At that point I had an interest in working at the manufacturing facility alongside Mandy and Patty. They have been extremely welcoming and helpful and I have learned so much while working with them. It has been so fulfilling to be able to contribute to a company I trust and believe in every single day and I couldn't thank the people that have given me this opportunity enough.

Offering Summary

Company : Franny's Manufacturing Inc

Corporate Address   1300-B Patton Ave. Asheville, NC

Corporate Address : 1300 D Patton Ave, Asheville, NC 28806

Offering Minimum : $10,000.00

Offering Maximum : $535,000.00

Minimum Investment Amount (per investor) : $300.00

Terms

Offering Type : Equity

Security Name : Non-Voting Common Stock

Minimum Number of Shares Offered : 5,000

Maximum Number of Shares Offered : 267,500

Price per Share : $2.00

Pre-Money Valuation : $3,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks* and Investment Bonuses

Early Bird Bonus

First 48 hours - Friends and Family Early Birds | 10% bonus shares

Next 5 days - Early Bird Bonus | 5% bonus shares

Volume perks

$300+ Trucker Cap

$500+ Trucker Cap & T-Shirt

$1,000+ - All the above + 250mg Natural Tincture

$2,500+ - All the aparrel + 500mg Natural Tincture

$5,000+ - All the aparrel + 1000mg Natural Tincture

$20,000+ Frannys Farm Invite + 5% Bonus Shares - investor gets all the above and a stay at Franny's Farm Barnhouse and dinner with Franny & Jeff

$40,000+ Superfan Tour - All the above plus a custom tour of Dispensaries, Manufacturing, Distribution and tour of hemp field. I want to meet these people in person! Who knows if they will follow though or not but it sure is a cool, intriguing concept.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Franny's Manufacturing Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $2 / share, you will receive 110 shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

26 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Franny's Manufacturing has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Franny's Manufacturing be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Getting a Great Start

3 months ago

We're very excited and grateful for the early support in our new OPO designed to raise money for Franny's Manufacturing Inc. The money raised will help to purchase new processing equipment with the goal of increasing our production volume and efficiency. As you know all of our products are custom made in small batches which helps maintain the quality and consistency.

Based on a number questions coming into the campaign we felt it is necessary to clarify the difference between last years campaigns and this current campaign. Last year we successfully completed 2 campaigns that raised money for Franny's Distribution Inc. This campaign is designed to raise money for Franny's Manufacturing Inc. Distribution and Manufacturing are separate legal entities with separate stock distribution. Purchasing stock in this campaign does not give you stock ownership in the Distribution or any of the other Franny's businesses.

Last year we did a lot to grow the Franny's Brand product lines. We launched new lines designed for women, children, pets, men and even an edible line. Our new products have been well received in the market and we continue to research and develop new products that our customers are requesting.

With the launch of the new Franny's Farmacy website we're seeing an increased interest in drop-shipping, white label and private label. Each new account represents an additional revenue stream for the manufacturing business. We're asking that you spread the word of our campaign and help us meet our goal.


END OF UPDATES

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Jason Wade `SE OWNER` `10 INVESTMENTS` 6 days ago
Are you still planning on selling the company this year as you stated during the Distribution raise?

Do you plan on distilling your full spectrum CO2 extractions any time soon? Currently there is no standardized dose among the various tinctures, as well as the tinctures costing significantly more than comparable competition. Will this raise help to purchase a distiller?

If we already have the trucker cap from the Distribution raise, can we opt to get a T-shirt instead?

> **Jeff Tacy** **- Franny's Manufacturing** 6 days ago
> Jason - Thank you for supporting our campaigns. So many changes in the past year and with the current virus situation things have been interesting. We're staying strong as a company and I feel good about our positioning as we come out of lock down. I don't see a full on sellout happening any time soon. It's looking more like we might bring in an equity partner to provide a larger capital infusion and expanded growth opportunities.
>
> We're using distillate in the majority of our products already. In the past year we've added new testing procedures for all of our products and we've dialed in the dosing to a high degree of accuracy. Our tinctures are more expensive than some of the white label and other brands on the market. There's a number of reasons for that...isolate vs full spectrum, biomass sourcing, extraction batching and the active CBD ingredient. Tincture sales have historically and continue to represent about 50% of our overall sales. That tells me that our

tinctures are good quality, our customers know that and therefore are priced right where they should be.

At this time I don't have plans to add distillation or extraction equipment to our lineup. Extraction and distillation are expensive to establish and require very sophisticated operations. We have a great relationship with a local company that does all of that for us.

I hope that helps. Thank you again.

Gary Lawson `SE OWNER` `39 INVESTMENTS` `INVESTED` a month ago
How is the company faring during this COVID-19 crisis? Do you foresee any problems which may arise from this that might effect the company as a whole? Have there been any steps taken that will protect the company, workers, product line, and investors in the event of a prolonged crisis?

> **Jeff Tacy** **- Franny's Manufacturing** a month ago
> Gary - This is a good question and one that we've been discussing in great deal internally. So far what we've been able to surmise from the situation is that alcohol and cannabis sales are holding steady and even increasing in certain areas. We've seen an uptick in our online sales and we plan to put additional resources into growing it even further. We've created some discounted packages and future promotions that should help drive traffic. We've also implemented some internal cutbacks to help minimize our overhead expenditure. Not knowing how long this will last does present some challenges but we believe that the changes we've made will help carry us through the uncertainty. Thank you.

John Flowers `SE OWNER` `23 INVESTMENTS` 2 months ago
I invested in your previous offering and was pretty jazzed about it. I was thinking of investing in this one, but something seems off. Why 7 different companies for the same business? The more money is shuffled the more chance of inefficiency and impropriety. A split of the primary owners and officers? How will that effect things? I am willing to take a chance otherwise I would not do Start up investing, but it seems previous comments about the same concerns were not answered clearly, or maybe it is me?

> **Jeff Tacy** **- Franny's Manufacturing** 2 months ago
> John - Thank you for supporting startup businesses. Especially appreciate your investment in our previous campaign. There's a few reasons why our series of companies have the corporate structure we've created. First would be risk mitigation. If something went drastically wrong in one of the companies the liability would be limited to that particular company and create a certain level of protection for the others. Another is that the separation allows for different equity partners in the various entities. We have stock owners in some of the companies and not in others. The third and final reason is for tax liability reasons. As you know there are different tax applications for different corporate structures. Some of the companies benefit from being C-Corps and others by being S-Selection. In the case of all of our companies the structure is designed to protect us as owners and the interests of any equity investors. There could be a consolidation of the companies in the future depending on the direction of our growth strategy. Growth strategy decisions are driven by and focused on maximizing the value of our Brand and Company/Companies.
>
> We've been extremely careful to follow all rules, laws and good business practices affecting the relationships between the companies. We've spent a significant amount of time explaining the Related Parties Transactions and Relationships between them. I don't see any impropriety in how we've structured and/or how the companies interact.
>
> As I've stated in previous responses...our ownership and leadership remains as is and we're committed to the advancement and success of the businesses and Brand. Thank you again for your support.

Bruno Gallo jr `4 INVESTMENTS` `INVESTED` 2 months ago
Hi Franny question about franchising are you guys thinking about opening other franchises in different states and if so which states are you thinking about opening next and what is the process of opening my own Franny's franchise if I wanted to thank you

Jeff Tacy   - **Franny's Manufacturing**   2 months ago

Bruno - Thank you for your inquiry and your investment. We appreciate your support and confidence in what we're doing. We currently have a combination of corporate and franchise stores in NC, SC and GA. We have new stores going into SC and CT. As you can see we've concentrated mostly along the east coast. I believe we have the capacity to open new Franchises pretty much anywhere in the country and would be happy to have a conversation about your potential location. We have a Franchise Inquiry portal on our website. The URL is here: https://frannysfarmacy.com/franchise/ If you scroll to the bottom of the landing page and click the "Join Our Franchise Family" tick you can fill out the questionnaire. We will call and follow up shortly thereafter. Thank you.

Joseph Oliver   `SE OWNER`   `32 INVESTMENTS`   `INVESTED`   3 months ago

I'm confused on the Distribution/Manufacturing split. For example are the products of the two entities ran out of the same facilities? Are the owners and officers the same? Perhaps more elaboration would be useful.

Jeff Tacy   - **Franny's Manufacturing**   2 months ago

Joseph – Franny's Farmacy is our brand of products manufactured by Franny's Manufacturing Inc. Franny's Distribution Inc. purchases wholesale from the manufacturing business and then sells wholesale to our 4 corporate Franny's Farmacy Dispensaries and our franchised farmacies. We currently have 7 franchise commitments with 2 currently open.

Franny's Manufacturing Inc. does have drop-ship, white and private accounts that go directly to the bottom line without the involvement of the distribution company.

The founders – Franny and Jeff Tacy currently own a majority stake in both Franny's Manufacturing Inc. and Franny's Distribution Inc. We also share Executive Officer responsibilities in both Companies. Last year we did 2 Startengine raises for the Distribution business so we took on upwards of 1000 investors in the Distribution Company.
This current campaign is for Franny's Manufacturing only. We anticipate taking on around a few hundred new investors as we reach our goal of the campaign.

Franny's Manufacturing Inc. and Franny's Distribution Inc. are separate legal entities both registered in North Carolina.

On behalf of all Franny's equity partners and employees I want to thank you for your support.

Ashleigh Dixon   3 months ago

Also, the stock filing says that your other company will pay this company. Will we be able to see internal invoicing if we invest?

Ashleigh Dixon   3 months ago

In reference to how you replied to the divorce question below, that means that you and Franny are being divorced? I think I'd like to know more about how leadership will work if you are both divorced. Will the working relationship remain successful and productive ?

Jeff Tacy   - **Franny's Manufacturing**   2 months ago

Ashleigh - As is often the case with startup business there is the possibility of leadership change. However, our ownership and our working relationship remains unchanged, supportive, positive and moving towards the common good of growing and expanding the businesses. As stated in previous responses...we hope to continue to build our management team in the coming months and years. Thank you.

Ashleigh Dixon   3 months ago

...?

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California Investor Only - <u>Do Not Sell My Personal Information</u>



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

This is Franny and Jeff Tacy from Franny's Manufacturing Inc. Franny's Manufacturing is a critical component in our vertically integrated chain of businesses. It really represents the starting point for all the Franny's Farmacy products. It is where we have all our proprietary formulations and we make all our custom small batch products. In Franny's Manufacturing we are hitting multiple revenue streams with white label, private label and drop shipping. Over the past year, we are now developing over 50 products and that includes our topical line, our tinctures, edibles. We have specific lines for women, men and children and everybody's favorite their pets. So with the growth we are experiencing we've launched the campaign in an effort to help us expand our business. We are going to use the funds from the campaign to help buy new equipment, and hire new staff. So here we are, Franny's Manufacturing. We invite you to be a part of our family. Take advantage of this opportunity. Get in the hustle with us.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SOSID: 1819816
Date Filed: 3/18/2019 3:38:00 PM
Elaine F. Marshall
North Carolina Secretary of State
C2019 070 02271

**State of North Carolina
Department of the Secretary of State**

ARTICLES OF INCORPORATION

Pursuant to §55-2-02 of the General Statutes of North Carolina, the undersigned does hereby submit these Articles of Incorporation for the purpose of forming a business corporation.

1. The name of the corporation is: **Franny's Manufacturing Inc**

2. The number of shares the corporation is authorized to issue is: **1,500,000**

3. These shares shall be: *(check either a or b)*

   a. ☑ All of one class, designated as common stock; or

   b. ☐ Divided into classes or series within a class as provided in the attached schedule, with the information required by N.C.G.S. Section 55-6-01.

4. The name of the initial registered agent is: **Jeff Tacy**

5. The North Carolina street address and county of the initial registered office of the corporation is:

   Number and Street **547 Elk Park Drive, Unit #606**

   City **Asheville**   State **NC**   Zip Code **28804**   County **Buncombe**

6. The mailing address, *if different from the street address,* of the initial registered office is:

   Number and Street **211 Merrimon Ave**

   City **Asheville**   State **NC**   Zip Code **28801**   County **Buncombe**

7. Principal office information: (*must select either a or b.*)

   a. ☐ The corporation has a principal office.

   The principal office telephone number: _____

   The street address and county of the principal office of the corporation is:

   Number and Street _____

   City _____ State _____ Zip Code _____ County _____

   The mailing address, *if different from the street address*, of the principal office of the corporation is:

   Number and Street _____

   City _____ State _____ Zip Code _____ County _____

   b. ☑ The corporation does not have a principal office.

8. Any other provisions, which the corporation elects to include, i.e., the purpose of the corporation, are attached.

9. The name and address of each incorporator is as follows:

Name	Address
Jeff Tacy	22 Franny's Farm Rd, Leicester, NC 28748
Frances Tacy	22 Franny's Farm Rd, Leicester, NC 28748

10. **(Optional):** Listing of Company Officers (See instructions on why this is important)

Name	Address	Title
Jeff Tacy	22 Franny's Farm Rd, Leicester, NC 28748	President
Frances Tacy	22 Franny's Farm Rd, Leicester, NC 28748	Vice President

11. **(Optional):** Please provide a business e-mail addre **Privacy Redaction**
The Secretary of State's Office will e-mail the bus
document is filed. The e-mail provided will not be viewable on the website. For more information on why this service is being offered, please see the instructions for this document.

12. These articles will be effective upon filing, unless a future date is specified:

____

This the 6th day of March 20 19

Incorporator

____
Signature

Jeff Tacy - President
Type or Print Name and Title

NOTES:
1. **Filing fee is $125. This document must be filed with the Secretary of State.**

State of North Carolina
Department of the Secretary of State

ARTICLES OF AMENDMENT
BUSINESS CORPORATION

Pursuant to §55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.

1. The name of the corporation is: Franny's Manufacturing Inc.

2. The text of each amendment adopted is as follows (*State below or attach*):

   2. the number of shares the corporation is authorized to issue is: 1,500,000
   The reason for the correction is that I'm getting ready to launch a crowdfunding campaign where I will non-voting stock.

3. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the amendment itself, are as follows:
   2. The number of shares the corporation is authorized to issue is: 1,500,000 voting shares and 1,500,000 non-voting shares. Voting and non-voting ar Common Shares of Stock.

4. The date of adoption of each amendment was as follows: __________

5. (Check either a, b, c, or d, whichever is applicable)

   a. ☑ The amendment(s) was (were) duly adopted by the incorporators prior to the issuance of shares.

   b. ☐ The amendment(s) was (were) duly adopted by the board of directors prior to the issuance of shares.

   c. ☐ The amendment(s) was (were) duly adopted by the board of directors without shareholder action as shareholder action was not required because (*set forth a brief explanation of why shareholder action was not required.)*

   d. ☐ The amendment(s) was (were) approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.

ARTICLES OF AMENDMENT
Page 2

6. These articles will be effective upon filing, unless a delayed time and date is specified:

This the 29 day of January , 20 20

Franny's Manufacturing Inc
Name of Corporation

[signature]
Signature

Jeff Tacy - President
Type or Print Name and Title

NOTES:
1. Filing fee is $50. This document must be filed with the Secretary of State.

BUSINESS REGISTRATION DIVISION
(Revised July 2017)

P. O. BOX 29622

RALEIGH, NC 27626-0622
(Form B-02)